EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Fourth Quarter And Full Year 2024 Financial Results

Singapore, March 18, 2025 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: “Both of our financial and operating performance have achieved significant growth in the fourth quarter and the full year of 2024. Total revenue in the fourth quarter reached US$124.1 million, representing a sequential increase of 22.8% and a year-over-year growth of 77.3%. The full year total revenue amounted to US$391.5 million, a 43.7% increase from 2023. Bottom line also largely increased on a GAAP and non-GAAP basis. Net income attributable to ordinary shareholders of UP Fintech in the fourth quarter reached US$28.1 million, representing a quarter-over-quarter growth of 58.0% and compared to a net loss of US$1.8 million in the same quarter of last year. Non-GAAP net income attributable to ordinary shareholders of UP Fintech in the fourth quarter amounted to US$30.5 million, a quarter-over-quarter increase of 51.7% and a year-over-year increase of 2772.5%. The full year net income and non-GAAP net income attributable to ordinary shareholders of UP Fintech in 2024 were US$60.7 million and US$70.5 million, increased 86.5% and 65.0% respectively compared to prior year. We are pleased to see that both our annual and quarterly topline and bottom line have reached an all-time high as we keep executing internationalization strategy and building a resilient business model with healthier operating leverage.

In the fourth quarter, we added 59,200 customers with deposits, an increase of 17.2% quarter over quarter and 51.4% year over year, bringing our yearly total to 187,400, exceeding our yearly guidance of 150,000. The total number of customers with deposits at the end of 2024 reached 1,092,000, a 20.7% increase compared to 2023 year-end. Additionally, asset inflows remained robust, with a net inflow of US$1.1 billion in the fourth quarter, primarily from retail investors. This was slightly offset by a mark-to-market loss. As a result, the total account balance rose by 2.4% quarter over quarter and 36.4% year over year, reaching a record US$41.7 billion. Over the past three years, the number of customers with deposits and total account balance have achieved compound annual growth rates (“CAGRs”) of 17.5% and 34.7%, respectively.

We have continued to roll out a range of localized products and features designed to enhance the user experience. In late January, our cryptocurrency platform, YAX (Hong Kong) Limited, received official approval from the Hong Kong Securities and Futures Commission (HKSFC), becoming a licensed virtual asset trading platform (VATP) in Hong Kong. Recently, we officially upgraded our AI investment assistant, TigerGPT to TigerAI and integrated with leading AI models, making it the first brokerage platform globally to incorporate such technology.

Our corporate business continued to perform well in the fourth quarter of 2024. During this period, we underwrote a total of 14 U.S. and Hong Kong IPOs, including “Mao Geping Company”, “Pony AI Inc.” and “WeRide Inc.”, bringing the total number of U.S. and Hong Kong IPOs underwritten for the year to 44. In our ESOP business, we added 16 new clients in the fourth quarter, bringing the total number of ESOP clients served to 613 as of December 31, 2024.”

Financial Highlights for Fourth Quarter 2024

•
Total revenues increased 77.3% year-over-year to US$124.1 million.
•
Total net revenues increased 98.9% year-over-year to US$107.4 million.
•
Net income attributable to ordinary shareholders of UP Fintech was US$28.1 million compared to a net loss of US$1.8 million in the same quarter of last year.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$30.5 million, compared to a non-GAAP net income of US$1.1 million in the same quarter of last year, an increase of 2772.5%. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Financial Highlights for Fiscal Year 2024

•
Total revenues increased 43.7% year-over-year to US$391.5 million.
•
Total net revenues increased 46.6% year-over-year to US$330.7 million.
•
Net income attributable to ordinary shareholders of UP Fintech was US$60.7 million compared to a net income of US$32.6 million in 2023, an increase of 86.5%.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$70.5 million, compared to a non-GAAP net income of US$42.7 million in 2023, an increase of 65.0%. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights as of Year End 2024

•
Total account balance increased 36.4% year-over-year to US$41.7 billion.
•
Total margin financing and securities lending balance increased 88.2% year-over-year to US$4.5 billion.
•
Total number of customers with deposit increased 20.7% year-over-year to 1,092,000.

Selected Operating Data for Fourth Quarter 2024

	As of and for the three months ended
	December 31,	September 30,	December 31,
	2023	2024	2024
In 000’s
Number of customer accounts	2,195.7	2,368.0	2,449.3
Number of customers with deposits	904.6	1,032.8	1,092.0
Number of options and futures contracts traded	8,044.5	15,261.2	18,926.3
In USD millions
Trading volume	81,765.2	162,990.0	198,016.9
Trading volume of stocks	19,711.6	41,406.3	55,502.6
Total account balance	30,597.5	40,763.6	41,725.2

Fourth Quarter 2024 Financial Results

REVENUES

Total revenues were US$124.1 million, an increase of 77.3% from US$70.0 million in the same quarter of last year.

Commissions were US$56.0 million, an increase of 154.9% from US$22.0 million in the same quarter of last year, due to an increase in trading volume.

Financing service fees were US$2.8 million, a decrease of 12.7% from US$3.2 million in the same quarter of last year, primarily due to a decrease in securities lending activities of our fully disclosed account customers.

Interest income was US$55.8 million, an increase of 39.6% from US$40.0 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities of our consolidated account customers.

Other revenues were US$9.6 million, an increase of 96.2% from US$4.9 million in the same quarter of last year, primarily due to the increase in IPO subscription incomes and currency exchange incomes.

Interest expense was US$16.7 million, an increase of 4.6% from US$16.0 million in the same quarter of last year, primarily due to the increase in margin financing activities.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$73.1 million, an increase of 39.3% from US$52.5 million in the same quarter of last year.

Execution and clearing expenses were US$6.1 million, an increase of 171.5% from US$2.2 million in the same quarter of last year due to an increase in our trading volume.

Employee compensation and benefits expenses were US$37.2 million, an increase of 40.5% from US$26.5 million in the same quarter of last year, primarily due to an increase of global headcount to support our global expansion.

Occupancy, depreciation and amortization expenses were US$2.1 million, a slight decrease of 2.4% from US$2.2 million in the same quarter of last year.

Communication and market data expenses were US$11.8 million, an increase of 38.2% from US$8.5 million in the same quarter of last year due to increased IT-related fees.

Marketing and branding expenses were US$9.5 million, an increase of 64.2% from US$5.8 million in the same quarter of last year, primarily due to higher marketing spending this quarter.

General and administrative expenses were US$6.4 million, a decrease of 11.8% from US$7.3 million in the same quarter of last year due to a decrease in professional service fees.

NET LOSS/INCOME attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$28.1 million, as compared to a net loss of US$1.8 million in the same quarter of last year. Net income per ADS – diluted was US$0.158, as compared to a net loss per ADS – diluted of US$0.012 in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation, was US$30.5 million, as compared to a US$1.1 million non-GAAP net income attributable to ordinary shareholders of UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.172 as compared to a non-GAAP net income per ADS – diluted of US$0.007 in the same quarter of last year.

For the fourth quarter of 2024, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 179,173,811. As of December 31, 2024, the Company had a total of 2,640,326,072 Class A and B ordinary shares outstanding, or the equivalent of 176,021,738 ADSs.

Full Year 2024 Financial Results

REVENUES

Total revenues were US$391.5 million, an increase of 43.7% from US$272.5 million in 2023.

Commissions were US$159.0 million, an increase of 71.8% from US$92.6 million in 2023, due to an increase in trading volume.

Financing service fees were US$11.3 million, a decrease of 7.1% from US$12.2 million in 2023, primarily due to a decrease in securities lending activities of our fully disclosed account customers.

Interest income was US$191.8 million, an increase of 28.4% from US$149.3 million in 2023, primarily due to the increase in margin financing and securities lending activities of our consolidated account customers.

Other revenues were US$29.4 million, an increase of 59.6% from US$18.4 million in 2023, primarily due to the increase in IPO subscription incomes and currency exchange incomes.

Interest expense was US$60.8 million, an increase of 29.5% from US$47.0 million in 2023, primarily due to the increase in margin financing and securities lending activities.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$252.3 million, an increase of 30.9% from US$192.7 million in 2023.

Execution and clearing expenses were US$14.7 million, an increase of 61.3% from US$9.1 million in 2023 due to an increase in our trading volume.

Employee compensation and benefits expenses were US$122.4 million, an increase of 21.5% from US$100.8 million in 2023, primarily due to an increase of global headcount to support our global expansion.

Occupancy, depreciation and amortization expenses were US$8.6 million, a decrease of 8.9% from US$9.4 million in 2023.

Communication and market data expenses were US$38.9 million, an increase of 26.1% from US$30.8 million in 2023 due to increased IT-related fees.

Marketing and branding expenses were US$28.5 million, an increase of 36.8% from US$20.9 million in 2023, primarily due to higher marketing spending this year.

General and administrative expenses were US$39.3 million, an increase of 80.2% from US$21.8 million in 2023 due to an increase in bad debt expense.

NET INCOME attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$60.7 million, as compared to a net income of US$32.6 million in 2023. Net income per ADS – diluted was US$0.366, as compared to a net income per ADS – diluted of US$0.207 in 2023.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation, was US$70.5 million, as compared to a US$42.7 million non-GAAP net income attributable to ordinary shareholders of UP Fintech in 2023. Non-GAAP net income per ADS – diluted was US$0.424 as compared to a non-GAAP net income per ADS – diluted of US$0.270 in 2023.

CERTAIN OTHER FINANCIAL ITEMS

As of December 31, 2024, the Company’s cash and cash equivalents, term deposits and long-term deposits were US$396.0 million, compared to US$327.7 million as of December 31, 2023.

As of December 31, 2024, the allowance balance of receivables from customers was US$15.3 million compared to US$1.0 million as of December 31, 2023, which was due to a bad debt provision concerning the recoverability of a specific Hong Kong stock pledge business faced with extreme market situation and significant price drop, leading to a provision for the loan balance.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on March 18, 2025, U.S. Eastern Time (8:00 PM on March 18, 2025, Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before they may receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link:

https://register-conf.media-server.com/register/BId5c2bd4696d14e7ba2bc391b87ede751

It will automatically lead to the registration page of “UP Fintech Holding Limited Fourth Quarter And Full Year 2024 Earnings Conference Call”, where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech as net loss or income attributable to ordinary shareholders of UP Fintech excluding share-based compensation. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating costs and expenses, net loss or income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 22, 2024. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of December 31,
	2023	2024
	US$	US$
Assets:
Cash and cash equivalents	322,599,616	393,576,874
Cash-segregated for regulatory purpose	1,617,154,185	2,464,683,625
Term deposits	896,683	1,075,260
Receivables from customers (net of allowance of US$991,286 and US$15,284,002 as of December 31, 2023 and December 31, 2024)	753,361,199	1,052,972,649
Receivables from brokers, dealers, and clearing organizations	541,876,929	2,305,740,507
Financial instruments held, at fair value	428,159,554	75,547,082
Prepaid expenses and other current assets	17,936,180	17,629,819
Amounts due from related parties	7,987,756	16,720,671
Total current assets	3,689,972,102	6,327,946,487
Non-current assets:
Long-term deposits	4,225,412	1,369,994
Right-of-use assets	9,067,885	10,880,673
Property, equipment and intangible assets, net	16,429,543	15,358,528
Goodwill	2,492,668	2,492,668
Long-term investments	7,586,483	7,658,809
Equity method investment	—	10,203,622
Other non-current assets	5,282,012	6,828,553
Deferred tax assets	10,990,998	8,573,135
Total non-current assets	56,075,001	63,365,982
Total assets	3,746,047,103	6,391,312,469
Current liabilities:
Payables to customers	2,913,306,558	3,574,651,125
Payables to brokers, dealers and clearing organizations	114,771,931	1,914,769,701
Accrued expenses and other current liabilities	42,381,946	67,263,254
Deferred income-current	819,809	—
Lease liabilities-current	4,133,883	4,153,928
Amounts due to related parties	10,148,142	874,331
Total current liabilities	3,085,562,269	5,561,712,339
Convertible bonds	156,887,691	159,505,397
Lease liabilities-non-current	4,777,134	5,902,323
Deferred tax liabilities	3,397,831	2,068,661
Total liabilities	3,250,624,925	5,729,188,720
Mezzanine equity
Redeemable non-controlling interest	6,706,660	7,177,668
Total Mezzanine equity	6,706,660	7,177,668
Shareholders’ equity:
Class A ordinary shares	22,528	25,427
Class B ordinary shares	976	976
Additional paid-in capital	505,448,080	619,030,730
Statutory reserve	8,511,039	12,425,463
(Accumulated deficit) Retained earnings	(19,600,434)	37,843,547
Treasury Stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive loss	(3,232,993)	(11,919,310)
Total UP Fintech shareholders’ equity	488,976,377	655,234,014
Non-controlling interests	(260,859)	(287,933)
Total equity	488,715,518	654,946,081
Total liabilities, mezzanine equity and equity	3,746,047,103	6,391,312,469

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended			For the years ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Revenues:
Commissions	21,954,587	41,207,882	55,964,174	92,593,458	159,045,052
Interest related income
Financing service fees	3,174,949	2,803,878	2,770,419	12,178,838	11,311,560
Interest income	39,956,315	47,957,486	55,762,091	149,291,006	191,754,746
Other revenues	4,895,109	9,084,834	9,605,165	18,444,293	29,430,071
Total revenues	69,980,960	101,054,080	124,101,849	272,507,595	391,541,429
Interest expense	(15,995,738)	(15,700,359)	(16,731,341)	(46,957,657)	(60,803,516)
Total Net Revenues	53,985,222	85,353,721	107,370,508	225,549,938	330,737,913
Operating costs and expenses:
Execution and clearing	(2,244,785)	(3,518,611)	(6,095,132)	(9,084,089)	(14,651,612)
Employee compensation and benefits	(26,458,931)	(28,769,980)	(37,163,110)	(100,750,644)	(122,365,537)
Occupancy, depreciation and amortization	(2,190,610)	(2,162,704)	(2,137,586)	(9,387,056)	(8,554,315)
Communication and market data	(8,532,128)	(9,730,680)	(11,787,814)	(30,831,488)	(38,893,381)
Marketing and branding	(5,790,739)	(8,223,404)	(9,507,918)	(20,859,834)	(28,530,053)
General and administrative	(7,293,530)	(6,932,672)	(6,432,737)	(21,791,263)	(39,278,674)
Total operating costs and expenses	(52,510,723)	(59,338,051)	(73,124,297)	(192,704,374)	(252,273,572)
Other (loss) income:
Others, net	(1,664,053)	(5,189,945)	3,469,021	13,148,173	3,299,308
(Loss) income before income tax	(189,554)	20,825,725	37,715,232	45,993,737	81,763,649
Income tax expenses	(1,498,639)	(2,907,080)	(9,488,084)	(12,986,310)	(20,409,721)
Net (loss) income	(1,688,193)	17,918,645	28,227,148	33,007,427	61,353,928
Less: net (loss) income attributable to non-controlling interests	(1,293)	3,353	12,563	(98,285)	(4,477)
Accretion of redeemable non-controlling interests to redemption value	(148,624)	(160,998)	(164,328)	(542,187)	(630,485)
Net (loss) income attributable to ordinary shareholders of UP Fintech	(1,835,524)	17,754,294	28,050,257	32,563,525	60,727,920
Other comprehensive income (loss), net of tax:
Unrealized loss on available-for-sale investments	(450,325)	—	343,892	(450,325)	343,892
Changes in cumulative foreign currency translation adjustment	7,261,631	16,119,046	(17,440,809)	(545,498)	(9,022,611)
Total Comprehensive income (loss)	5,123,113	34,037,691	11,130,231	32,011,604	52,675,209
Less: comprehensive (loss) income attributable to non-controlling interests	(8,222)	(7,023)	24,226	(92,526)	3,121
Accretion of redeemable non-controlling interests to redemption value	(148,624)	(160,998)	(164,328)	(542,187)	(630,485)
Total Comprehensive income attributable to ordinary shareholders of UP Fintech	4,982,711	33,883,716	10,941,677	31,561,943	52,041,603
Net (loss) income per ordinary share:
Basic	(0.001)	0.008	0.011	0.014	0.025
Diluted	(0.001)	0.007	0.011	0.014	0.024
Net (loss) income per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	(0.012)	0.113	0.164	0.210	0.379
Diluted	(0.012)	0.110	0.158	0.207	0.366
Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share:
Basic	2,336,018,747	2,362,528,627	2,557,911,677	2,325,338,439	2,404,640,854
Diluted	2,336,018,747	2,467,241,917	2,687,607,158	2,427,268,831	2,534,097,315

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended December 31, 2023				For the three months ended September 30, 2024				For the three months ended December 31, 2024
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		2,896,312	(1)			2,331,274	(1)			2,421,342	(1)
Net (loss) income attributable to ordinary shareholders of UP Fintech	(1,835,524)	2,896,312		1,060,788	17,754,294	2,331,274		20,085,568	28,050,257	2,421,342		30,471,599

Net (loss) income per ADS - diluted	(0.012)			0.007	0.110			0.124	0.158			0.172
Weighted average number of ADSs used in calculating diluted net (loss) income per ADS	155,734,583			157,931,785	164,482,794			164,482,794	179,173,811			179,173,811
(1)
Share-based compensation.

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the year ended December 31, 2023				For the year ended December 31, 2024
		non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		10,147,362	(1)			9,736,901	(1)
Net income attributable to ordinary shareholders of UP Fintech	32,563,525	10,147,362		42,710,887	60,727,920	9,736,901		70,464,821

Net income per ADS - diluted	0.207			0.270	0.366			0.424
Weighted average number of ADSs used in calculating diluted net income per ADS	161,817,922			162,607,678	168,939,821			168,939,821
(1)
Share-based compensation.